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                    [Farm Bureau Life Insurance Company Logo]




December 12, 2002

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549-0506


Re:  Farm Bureau Life Variable Account
     CIK: 0000811713;  Accession Number: 1047469-02-006551
     Form Type N-6;  File Nos: 333-101773
     Received Date: 12/11/02; Accepted Date: 12/11/02; Filing Date: 12/11/02 Farm Bureau Life Insurance Company

Dear Sir or Madam:

Please consider this letter an application to the Securities and Exchange Commission pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the registration statement on Form N-6 for Farm Bureau Life Insurance Company described above.

An error occurred in that this filing should not have been designated as an initial registration statement filing, but instead a post-effective amendment filed under paragraph (a) of Rule 485 under the Securities Act. The initial registration statement filing never became effective and accordingly no securities were issued based upon that registration statement.

Accordingly, we are requesting withdrawal of the initial registration statement on Form N-6. Please accept our apologies for any inconvenience this may have caused you. If you have any questions, please contact our counsel, Thomas Bisset, at (202) 383-0118.


Sincerely,

/s/  Kristi Rojohn
-------------------------------
Kristi Rojohn
Director, Investment Compliance